UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VEMANTI GROUP, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

92259A102

(CUSIP Number)

Mark Crone, Esq.

The Crone Law Group, P.C.

500 Fifth Avenue, Suite 938

New York, New York 10110

Telephone: (646) 861-7891

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tan Tran
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *N/A (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 427,350,000[1]
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 67,350,000[1]
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,350,000[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.47% [2]
TYPE OF REPORTING PERSON (see instructions) IN

______________

1 Includes 27,350,000 shares of the Issuer’s common stock, par value $0.0001 per share, and 40,000,000 shares of the Issuer’s Series A preferred stock, par value $0.0001 per share. The Series A preferred stock are convertible into shares of common stock and vote with the common stock on the basis of each share of common stock being entitled to one vote and each share of Series A preferred stock being entitled to 10 votes.

2 Percentage calculated based on 69,564,086 shares of common stock, par value $0.0001 per share, outstanding as of June 9, 2021, plus 40,000,000 shares of common stock underlying the Series A preferred stock on an as-converted basis held by the Reporting Person.

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Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.0001 per share, of Vemanti Group, Inc., a Nevada corporation with principal executive offices located at 7545 Irvine Center Dr., Suite 200, Irvine, CA 92618 (the “Issuer”). As of the date of this filing, the Issuer has 69,564,086 shares of common stock issued and outstanding.

Item 2. Identity and Background.

(a)	The name of the person filing this Statement is Mr. Tan Tran.

Mr. Tran owns 27,350,000 shares of the common stock of the Issuer.

Mr. Tran owns 40,000,000 shares of the Series A Preferred Stock of the Issuer.

(b)	Mr. Tran’s business address is c/o Vemanti Group, Inc., 7545 Irvine Center Dr., Suite 200, Irvine, CA 92618.

(c)	Mr. Tran’s principal occupation is serving as the Chairman, Director, President, Chief Executive Officer, and Chief Financial Officer of the Issuer.

(d)	During the past five years, Mr. Tran, to his knowledge, has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, Mr. Tran, to his knowledge, has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings of any violation with respect to such law.

(f)	Citizenship of Mr. Tan Tran: United States

Item 3. Source or Amount of Funds or Other Consideration.

The shares beneficially owned by Mr. Tran were acquired on April 3, 2014 in exchange for 100% of his membership interest in VoiceStep Telcom LLC (“VoiceStep”).

Item 4. Purpose of Transaction.

On April 3, 2014, Mr. Tran entered into a Contribution Agreement with Vemanti whereby he exchanged 100% of his interest in VoiceStep for 40,000,000 shares of Vemanti’s common stock and 40,000,000 shares of Vemanti’s Series A preferred stock. As of June 9, 2021, the company became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

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Except as set forth in this Schedule 13D, Mr. Tan Tran has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

As of the date of this Schedule 13D, Mr. Tran beneficially owns an aggregate of 27,350,000 shares of the common stock and 40,000,000 shares of Series A preferred stock of the Issuer. The 27,350,000 shares of common stock constitute approximately 39.3% of the Issuer’s common stock issued and outstanding as of June 9, 2021, as reported in the Issuer’s Form 10/A filed with the Securities and Exchange Commission on June 7, 2021. The 40,000,000 shares of Series A preferred stock constitute 100% of the Issuer’s preferred stock issued and outstanding as of June 9, 2021, as reported in the Issuer’s Form 10/A filed with the Securities and Exchange Commission on June 7, 2021.

(b)	The beneficial ownership of Mr. Tran is:

i.	27,350,000 shares of common stock of the Company (39.3%).

ii.	40,000,000 of preferred stock of the Company (100%)

(c)	Mr. Tran holds 27,350,000 votes reported herein, and is deemed to control and/or have shared disposition rights and voting rights over such votes.

(d)

Mr. Tan Tran holds 40,000,000 votes reported herein, and is deemed to control and/or have shared disposition rights and voting rights over such votes. Series A preferred stock is convertible into shares of common stock and each share of Series A preferred stock is entitled to 10 votes.

(e)	There have been no other transactions in the shares of common stock of the Issuer effected by Mr. Tran during the past 60 days.

(f)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 of this Schedule 13D for a description of the Contribution Agreement.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description of Exhibit

1	Contribution Agreement by and between Vemanti Group, Inc. and Tan Tran, dated April 3, 2014.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2021	/s/ Tan Tran
Tan Tran

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